UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

Commission File Number: 000-10093

CUSIP Number: 36113u101

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2014

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: ________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: _________________________

PART I -- REGISTRANT INFORMATION

Fuse Medical, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

4770 Bryant Irvin Court, Suite 300
Address of Principal Executive Office (Street and Number)

Fort Worth, Texas 76107
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Fuse Medical, Inc.’s (the “Company”, “we” or “our”) Annual Report on Form 10-K (“Form 10-K”) for the period ended December 31, 2014 cannot be filed within the prescribed time period due to a delay in obtaining and compiling information required to be included in the Form 10-K, including but not limited to information required to complete the presentation of its financial statements and the analysis thereof, which delay could not be eliminated by the Company without unreasonable effort and expense. The Company intends to file the Form 10-K as soon as practicable, and expects to do so on or before the fifteenth calendar day following the due date of the Form 10-K.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

D. Alan Meeker	817	439-7025
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒       No☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒       No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates, based on the information currently available to it, that its results of operations for the year ended December 31, 2014 will include the following significant changes from the results of operations for the year ended August 31, 2013:

Cost of Revenues

For the year ended December 31, 2014, the Company anticipates its cost of revenues to be $485,384, compared to $203,532 for the year ended August 31, 2013, representing an increase of $281,852, or 139%. During the year ended December 31, 2014, we established an allowance for inventory obsolescence of $133,319. Excluding the allowance for obsolescence recognized during 2014, our cost of revenues increased by $148,533, or 73.0%. During the periods presented (including the period from April to June 2013 when we significantly reduced our retail pricing), the costs of our individual inventory items did not materially change. In other words, our cost of revenues, on a per unit basis, did not increase significantly during the year ended December 31, 2014 compared to the prior year period. Accordingly, excluding the establishment of an allowance for inventory obsolescence, the percentage increase in costs of revenues represented approximately the same percentage increase in the number of units sold. The increase in cost of revenues was due to an increase in the number of units sold as well as the establishment of a reserve for inventory obsolescence.

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Gross Profit

For the year ended December 31, 2014, the Company anticipates a gross profit of $455,702, compared to $855,807 for the year ended August 31, 2013, a decrease of $400,105, or 46.8%. The decrease in gross profit was primarily due to a decrease in contract pricing extended to our customers during the period from April to June 2013, the commencement in November 2013 of selling larger order quantities of the same product at a discounted selling price, the establishment of an allowance for inventory obsolescence of $133,319 and a decrease in consulting revenues of $79,800.

Operating Expenses - General, Administrative and Other

For the year ended December 31, 2014, general, administrative and other operating expenses are anticipated to increase to $1,469,864 from $419,752 for the year ended August 31, 2013, representing an increase of $1,050,112, or 250%. This increase is primarily attributable to the costs associated with being a public company whereas there were no such costs in the prior year period. In particular, salaries and wages increased by $448,620 and legal and professional fees increased by $343,169. Further, this increase is attributable to the Company’s expansion strategy and related costs to fund operations.

Cautionary Note Regarding Forward-Looking Statements

This notification of late filing contains forward-looking statements. Any and all statements contained herein that are not statements of historical fact may be deemed forward-looking statements. Terms such as “may,” “might,” “would,” “should,” “could,” “project,” “estimate,” “pro-forma,” “predict,” “potential,” “strategy,” “anticipate,” “attempt,” “develop,” “plan,” “help,” “believe,” “continue,” “intend,” “expect,” “future,” and terms of similar import (including the negative of any of the foregoing) may be intended to identify forward-looking statements. However, not all forward-looking statements may contain one or more of these identifying terms. Forward-looking statements in this notification of late filing may include, without limitation, statements regarding (i) the plans and objectives of management for future operations, (ii) a projection of income (including income/loss), earnings (including earnings/loss) per share, capital expenditures, dividends, capital structure or other financial items, (iii) our future financial performance, including any such statement contained in a discussion and analysis of financial condition by management or in the results of operations included pursuant to the rules and regulations of the Securities and Exchange Commission, (iv) our beliefs regarding potential clinical and other health benefits of our medical products, and (v) the assumptions underlying or relating to any statement described in points (i), (ii), (iii) or (iv) above.

The forward-looking statements are not meant to predict or guarantee actual results, performance, events or circumstances and may not be realized because they are based upon our current projections, plans, objectives, beliefs, expectations, estimates and assumptions and are subject to a number of risks and uncertainties and other influences, many of which we have no control over. Actual results and the timing of certain events and circumstances may differ materially from those described by the forward-looking statements as a result of these risks and uncertainties.

Readers are cautioned not to place undue reliance on forward-looking statements because of the risks and uncertainties related to them and to the risk factors.

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Fuse Medical, Inc.

 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 1, 2015	By:	/s/ D. Alan Meeker
D. Alan Meeker
Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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